January 18, 2012

Via E-Mail

Sebastian Gomez Abero

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549-1090

Re:	Knight Capital Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form l0-Q for Fiscal Quarter Ended September 30, 2011

Filed November 9, 2011

File No. 001-14223

Dear Mr. Abero:

As a follow-up to our telephone conversation on Friday, January 13, 2012 and in connection with the staff’s letter of January 6, 2012, this will serve to confirm that the staff has granted Knight Capital Group, Inc. (Knight) an extension to respond until February 17, 2012.

As we discussed, to the extent that Knight believes that any of its responses to the staff’s letter should be reflected in future filings, including the Form 10-K for the Fiscal Year Ended December 31, 2011 it will file on or about February 29, 2012, Knight will make those changes.

If you have any questions, please feel free to call me.

Respectfully submitted,

/s/ Leonard J. Amoruso
Leonard J. Amoruso